SUPPLEMENT No. 2 DATED December 22, 2023 (To Offering dated January 9, 2023)	Rule 253(g)(2) File No. 024-12067

THUMZUP MEDIA CORPORATION

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated December 23, 2022 (the “Offering Circular”) of Thumzup Media Corporation (the “Company”). The offering statement was qualified by the U.S. Securities and Exchange Commission on January 9, 2023. The offering statement qualified by the SEC is available here: https://www.sec.gov/Archives/edgar/data/1853825/000149315222036476/partiiandiii.htm

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

●	Announce a change to the price to the public and the minimum investment amount.

Minimum Investment

The minimum investment in this offering is $450 until the termination of the offering.

Offering Supplement No. 2

Dated December 22, 2023